Submission of Audit Report of Woori Bank

1. Date of Submission by Deloitte Anjin LLC, Woori Bank’s independent auditor: March 20, 2012

< Non-consolidated Audit Report >

1. Key Earnings Figures

(Units: billions of KRW)

Item	FY 2011	FY 2010

Revenue*	27,673	26,509

Operating Income	2,535	1,541

Income before Income Tax	2,512	1,541

Net Income	1,969	1,260

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit or loss, share of profits of jointly controlled entities and associates and other operating income.

2. Key Financial Figures

(Units: billions of KRW)

Item	FY 2011	FY 2010

Total Assets	237,992	224,420

Total Liabilities	219,873	206,876

Total Shareholders’ Equity	18,118	17,544

Capital Stock	3,830	3,830

Shareholders’ Equity/ Capital Stock (%)	473.1	458.1

< Consolidated Audit Report >

1. Key Earnings Figures

(Units: billions of KRW)

Item	FY 2011	FY 2010

Revenue*	28,455	27,736

Operating Income	2,683	1,498

Income before Income Tax	2,659	1,537

Net Income	2,069	1,262

Income attributable to	2,069	1,261
controlling interests

*	Represents operating revenue

2. Key Financial Figures

(Units: billions of KRW)

Item	FY 2011	FY 2010

Total Assets	242,472	228,555

Total Liabilities	224,346	211,068

Total Shareholders’ Equity	18,126	17,487

Capital Stock	3,830	3,830

Shareholders’ Equity*/ Capital Stock (%)	473.1	456.4

Number of Consolidated Subsidiaries	51	58

• Excluding non-controlling interests

The above figures have not yet been approved by the shareholders of Woori Bank and remain subject to change.